

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Chris Zuehlsdorff
Chief Executive Officer
Iroquois Valley Farmland REIT, PBC
1720 W Division St.
Chicago, IL 60622

> **Re: Iroquois Valley Farmland REIT, PBC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 2**
> **Filed May 31, 2024**
> **File No. 024-11881**

Dear Chris Zuehlsdorff:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

Our Business and Properties, page 60

1. We note the reference on page 64 to the chart illustrating some price premiums that directly impact the farms in your portfolio but are unable to locate the chart. Please include the chart or remove such reference.

Prospective Acquisitions, page 101

2. You disclose that several prospective farmland acquisitions are progressing through your evaluation process. Please clarify if there are currently any probable acquisitions, and tell us your consideration of any financial statement requirements for these probable acquisitions, if any.

Management Compensation, page 113

3.   We note your general discussion of the compensation arrangements for non-employee directors. However we are unable to locate the director compensation table as required by Item 402(r)(1) of Regulation S-K as required by Item 22 of Form S-11.

4.   We note the bonus of stock issued to Chris Zuehlsdorff for his service in 2023. Please include such stock grant in the summary compensation table for 2023, as required by Item 402(n)(1) of Regulation S-K. Please ensure all compensation, including stock, options and non-equity incentive plan compensation are included in the summary compensation tables provided.

Fees Relating to Farmland Investments, page 117

5.   Please clearly disclose the fees paid to Iroquois Valley LLC, including acquisition or closing fees and loan brokerage commissions and loan origination fees for the two most recently completed fiscal year ends.

Stock Redemption Program , page 122

6.   You state on page 123 that your stock redemption plan is intended to allow you to redeem shares of common stock in a manner that would not constitute a tender offer. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your stock redemption plan. We urge you to consider all the elements of your stock redemption plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether your plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440. In addition, you state that the stock redemption plan is intended to be exempt under Rule 102 to allow you to repurchase share of common stock during the offering period. You are also responsible for analyzing the applicability of Regulation M to any stock redemption plan. We urge you to consider all the elements of any stock redemption plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether a plan is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Dividend Reinvestment Plan ("DRIP"), page 123

7.   You disclose that the shares offered in the Dividend Reinvestment Plan will be included in this offering and are subject to the offering limit. Please revise your disclosure here and on the cover page to specify the amount of the offering allocated to the DRIP and the amount

of the offering allocated to the continuous company offering. Rule 253(b)(4) of Regulation A requires that you fix the volume of securities that you are qualifying in this offering. In addition, please revise to clarify how your activities will be done in compliance with Regulation A; for example, please ensure that your analysis and disclosure reflects: (i) confirmation that the distribution reinvestment plan securities are being offering pursuant to Rule 251(d)(3)(i)(B); (ii) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment (refer to Rule 251(d)(1)(iii)); (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brett Heeger, Esq,